UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EMBARK TECHNOLOGY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29079J103

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Roelof Botha

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

August 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VII, L.P. (“GFVII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth VII Principals Fund, L.P. (“GFVII PF”, collectively with GFVII, the “GFVII Funds”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Fund XV, L.P. (“SC XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P. (“STPQ XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Partners Fund XV, L.P. (“STP XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture XV Principals Fund, L.P. (“SC XV PF”, collectively with SC XV, STPQ XV and STP XV, the “SC XV Funds”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VII Management, L.P. (“GFVII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

0, of which 0 are Class A Common Stock directly owned by GFVII and 0 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

0, of which 0 are Class A Common Stock directly owned by GFVII and 0 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Venture XV Management, L.P. (“SC XV Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

0, of which 0 are Class A Common Stock directly owned by SC XV, 0 are Class A Common Stock directly owned by STPQ XV, 0 are Class A Common Stock directly owned by STP XV and 0 are Class A Common Stock directly owned by SC XV PF. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

0, of which 0 are Class A Common Stock directly owned by SC XV, 0 are Class A Common Stock directly owned by STPQ XV, 0 are Class A Common Stock directly owned by STP XV and 0 are Class A Common Stock directly owned by SC XV PF. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), Ltd. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

0, of which 0 are Class A Common Stock directly owned by GFVII, 0 are Class A Common Stock directly owned by GFVII PF, 0 are Class A Common Stock directly owned by SC XV, 0 are Class A Common Stock directly owned by STPQ XV, 0 are Class A Common Stock directly owned by STP XV and 0 are Class A Common Stock directly owned by SC XV PF. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management. SC US (TTGP) is the General Partner of GFVII Management and SC XV Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

0, of which 0 are Class A Common Stock directly owned by GFVII, 0 are Class A Common Stock directly owned by GFVII PF, 0 are Class A Common Stock directly owned by SC XV, 0 are Class A Common Stock directly owned by STPQ XV, 0 are Class A Common Stock directly owned by STP XV and 0 are Class A Common Stock directly owned by SC XV PF. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management. SC US (TTGP) is the General Partner of GFVII Management and SC XV Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Except as set forth in this Amendment No. 3 (this “Amendment No. 3”), the initial Schedule 13D filed on November 19, 2021 (the “Original 13D”), as amended by the amendments to the Original 13D filed on May 18, 2023 (“Amendment No. 1”) and on May 26, 2023 (“Amendment No. 2”) remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 4.	PURPOSE OF TRANSACTION.

The Merger closed on August 2, 2023. In connection with closing of the Merger, all shares of Class A Common Stock held by the Sequoia Funds were acquired by Parent for $2.88 per share in cash.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b), The Reporting Persons do not beneficially own any securities of the Company.

(c) Other than as disclosed in Item 4 above, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) August 2, 2023.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 3, 2023

SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P.

By: SC U.S. Growth VII Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd. A Cayman Islands limited liability company, Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P.

By: SC U.S. Growth VII Management, L.P.
A Cayman Islands limited partnership,
Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE FUND XV, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XV (Q), L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XV, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE XV PRINCIPALS FUND, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SC U.S. GROWTH VII MANAGEMENT, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SC U.S. VENTURE XV MANAGEMENT, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SC US (TTGP), Ltd.

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory